November 9, 2005

Via Facsimile ((513) 651-6981) and U.S. Mail

Neil Ganulin, Esq.
Frost Brown Todd LLP
201 East Fifth Street
Cincinnati, OH  45202

Re:	First Financial Bancorp.
	Schedule TO-C filed November 2, 2005
	Schedule TO-I filed November 3, 2005
	SEC File No. 005-39011

Dear Mr. Ganulin:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

Exhibits
1. Please file as an exhibit the line of credit agreement you entered into on September 9, 2005. Refer to Item 1016(b) of Regulation M-A.






Offer to Purchase

Cover page
2. Because the offer expires at 5:00 p.m. instead of midnight on what is the twentieth business day following commencement, it appears that the offer is open for less than the full twenty business days. Please make the necessary revisions in the offer document, letter of transmittal and related documents to comply with Rule 13e4-
(f)(1)(i).
See Question and Answer 8 in Exchange Act Release No. 16623 (March
5,
1980).

The Tender Offer

Source and Amount of Funds, page 24
3. Please disclose the current effective federal funds rate that serves as the base for the interest rate in your line of credit.

Unaudited Pro Forma Financial Information, page 26
4. Please explain the adjustments made to your historical results to arrive at the pro forma information in footnotes or introductory language.
5. We note you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and have provided the summary information required by Item 1010(c). Please provide the ratio of earnings to fixed charges required by Item 1010(c)(4).

Additional Information About Us, page 30
6. Revise your disclosure to reflect the new address of the SEC at Station Place, 100 F Street, N.E., Washington, D.C. 20549.

Interests of Directors and Executive Officers, page 31
7. Please disclose the beneficial owner of the shares held of record by First Financial Bank, NA as trustee.
8. With respect to your disclosure under the caption "Recent Securities Transactions" (page 34), please tell us why you need to qualify your disclosure "to the best of your knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier. Please also apply this comment to the disclosure under the caption "Agreements, Arrangements or Understandings" (page 35).

Letter of Transmittal
9. We note that beginning on page 7 of the Letter of Transmittal you require tendering security holders to certify that they "understand" certain specific terms of the offer. The form improperly asks security holders to certify that they "understand" the terms of the offer. Please revise to delete that requirement. Alternatively, amend the form to include a legend in bold typeface that indicates the bidder does not view the certification made by security holders that they understand the offer materials as a waiver of liability and that the bidder promises not to assert that this provision constitutes a waiver of liability.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidder and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

						Sincerely,



						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers and Acquisitions

??

??

??

??

Neil Ganulin, Esq.
Frost Brown Todd LLP
November 9, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE